Exhibit 99.1

Corporate Headquarters
40W267 Keslinger Road
For Immediate Release			PO Box 393
For Details Contact:			LaFox, IL 60147-0393
Edward J. Richardson		Kathleen S. Dvorak	USA
Chairman and CEO		EVP & CFO	Phone:	(630) 208-2200
Phone:	(630) 208-2340	(630) 208-2208	Fax:	(630) 208-2550
E-mail:	info@rell.com

RICHARDSON ELECTRONICS REPORTS

THIRD QUARTER FISCAL 2008 RESULTS

AND DECLARES CASH DIVIDEND

LaFox, IL, April 9, 2008: Richardson Electronics, Ltd. (NASDAQ: RELL), a global provider of engineered solutions, today reported its results for the third quarter ended March 1, 2008. Net sales for the third quarter of fiscal 2008 were $138.9 million, up 3.7% from $133.9 million during the third quarter of fiscal 2007. Gross profit, which includes a significant inventory write-down primarily due to changes in business focus within the Display Systems Group, declined to $31.2 million during the third quarter of fiscal 2008 compared with $32.1 million during the third quarter of fiscal 2007. Net loss was $2.2 million during the third quarter of fiscal 2008, or $0.12 per diluted common share, as compared to net income of $1.0 million, or $0.06 per diluted common share, in the third quarter of fiscal 2007.

“Our sales growth during the quarter represents growth in all three of our core businesses,” said Edward J. Richardson, Chairman, Chief Executive Officer and President of Richardson Electronics, Ltd. “Excluding several significant items, on a non-GAAP basis, gross margin as a percentage of net sales improved by 0.5% while operating income during the third quarter improved to $3.5 million, compared to $1.4 million during the third quarter of fiscal 2007.”

“We have made significant changes to reduce the fixed costs within the Display Systems Group during the third quarter. There were more than 30 positions eliminated in the Display Systems Group that we expect will result in annual cost savings of over $3 million. In addition, we are aggressively addressing our challenges and taking advantage of other opportunities to improve the overall financial condition of our company. We are undertaking a realignment of our support structure that we believe will reduce our cost base and help us create a stronger company positioned to deliver sustainable, long-term growth and value for our shareholders,” added Mr. Richardson.

FINANCIAL HIGHLIGHTS – THREE MONTHS ENDED MARCH 1, 2008

•

Cash flows used in operating activities were $0.4 million during the third quarter of fiscal 2008 while cash flows used in operating activities were $5.6 million during the third quarter of fiscal 2007.

•

Net sales for the RF, Wireless & Power Division, the Electron Device Group, and the Display Systems Group increased 4.7%, 1.8%, and 0.1%, respectively, during the third quarter of fiscal 2008 compared to the third quarter of fiscal 2007.

•

Gross margin percentage for the RF, Wireless & Power Division, the Electron Device Group, and the Display Systems Group decreased by 0.6%, 0.4%, and 10.1%, respectively, during the third quarter of fiscal 2008 compared to the third quarter of fiscal 2007.

•	Operating loss during the third quarter of fiscal 2008 was $0.7 million compared to operating income of $3.8 million generated during the third quarter of fiscal 2007.

•	Net loss during the third quarter of fiscal 2008 was $2.2 million compared to net income of $1.0 million generated during the third quarter of fiscal 2007.

FINANCIAL HIGHLIGHTS – NINE MONTHS ENDED MARCH 1, 2008

•

Cash flows provided by operating activities were $8.3 million during the first nine months of fiscal 2008 while cash flows used in operating activities were $8.8 million during the first nine months of fiscal 2007.

•

Net sales for the RF, Wireless & Power Division and the Electron Device Group increased 1.0% and 3.0%, respectively, during the first nine months of fiscal 2008 compared to the first nine months of fiscal 2007. Net sales for the Display Systems Group decreased 4.7% during the first nine months of fiscal 2008 compared to the first nine months of fiscal 2007.

•

Gross margin percentage for the RF, Wireless & Power Division, the Electron Device Group, and the Display Systems Group decreased by 0.2%, 0.3%, and 4.3%, respectively, during the first nine months of fiscal 2008 compared to the first nine months of fiscal 2007.

•	Operating income generated during the first nine months of fiscal 2008 was $4.4 million compared to operating income of $9.9 million generated during the first nine months of fiscal 2007.

•	Net loss during the first nine months of fiscal 2008 was $3.2 million compared to net income of $1.0 million generated during the first nine months of fiscal 2007.

IMPROVED WORKING CAPITAL MANAGEMENT AND CASH FLOWS

Cash and cash equivalents were $30.5 million at March 1, 2008, as compared to $17.4 million at June 2, 2007. The increase in overall cash and cash equivalents during the first nine months of fiscal 2008 reflects $9.6 million of cash provided from improved working capital management. This is a $25.9 million improvement compared to cash used by working capital of $16.3 million during the first nine months of fiscal 2007.

Total debt less cash as of March 1, 2008, was $35.1 million, compared to $42.1 million as of June 2, 2007.

“Our improved cash flow reflects the progress we are making in re-negotiating better terms with our suppliers, accelerating cash collections, and increasing our focus on inventory management,” said Kathleen S. Dvorak, Executive Vice President and Chief Financial Officer.

NON-GAAP FINANCIAL INFORMATION

Richardson Electronics, Ltd.

Unaudited Gross Profit, SG&A Expense, and Operating Income / (Loss) Reconciliations

(In millions)

	Three Months Ended March 1, 2008		Three Months Ended March 3, 2007
	Amount	Percent of Net Sales	Amount	Percent of Net Sales
GAAP Gross Profit, as reported	$31.2	22.5%	$32.1	24.0%
Adjustments:
Inventory write-downs	2.8	2.0%	—	—

Adjusted Gross Profit	$34.0	24.5%	$32.1	24.0%

GAAP SG&A Expense, as reported	$32.0	23.1%	$30.7	23.0%
Adjustments:
Severance expense	1.5	1.1%	—	—

Adjusted SG&A Expense	$30.5	22.0%	$30.7	23.0%

GAAP Operating Income/(Loss), as reported	$(0.7)	(0.5)%	$3.8	2.8%
Adjustments:
Inventory write-downs	2.8	2.0%	—	—
Severance expense	1.5	1.1%	—	—
Less gain on disposal of assets	0.1	—	2.4	1.8%

Adjusted Operating Income	$3.5	2.5%	$1.4	1.0%

In addition to disclosing results that are determined in accordance with Generally Accepted Accounting Principles (“GAAP”), the company provides certain non-GAAP financial information relating to charges that the company believes impacts the comparability of its results of operations.

The company believes that such non-GAAP financial information is useful to investors to assist in assessing and understanding the company’s operating performance and underlying trends in the company’s business because management considers these charges and credits to be outside the company’s core operating results.

OUTLOOK

“While the outlook for the economy remains uncertain, we continue to make progress on several key initiatives and expect to improve our financial performance over the next several quarters. Our disciplined focus on reducing our fixed costs and improving working capital efficiency should help us continue to improve our overall cash flows,” said Ms. Dvorak.

“We look forward to delivering improved operating performance, continued sales growth, and creating value for our shareholders,” added Mr. Richardson.

CASH DIVIDEND

The Company today also announced that its Board of Directors voted to declare a $0.02 cash dividend per share to all holders of common stock and a $0.018 cash dividend per share to all holders of Class B common stock. The dividend will be payable on May 23, 2008, to all common stockholders of record on May 9, 2008. The Company currently has 14,816,914 outstanding shares of common stock and 3,048,258 outstanding shares of Class B common stock.

CONFERENCE CALL INFORMATION

On Thursday, April 10, 2008, at 9:00 a.m. CT, Edward J. Richardson; Chairman and Chief Executive Officer, and Kathleen S. Dvorak; Chief Financial Officer, will host a conference call to discuss the Company’s third quarter results. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial 888-481-7939 and enter passcode 17692794 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:00 a.m. CT on April 10, 2008, for seven days. The telephone numbers for the replay are (USA) 888-286-8010 and (International) 617-801-6888; access code 68949466.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K for the most recently ended fiscal year. The Company assumes no responsibility to update the forward-looking statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a global provider of “Engineered Solutions,” serving the RF, Wireless & Power Conversion; Electron Device; and Display Systems markets. The Company delivers engineered solutions for its customers’ needs through product manufacturing, systems integration, prototype design and manufacture, testing and logistics. Press announcements and other information about Richardson are available at www.rell.com.

Richardson Electronics, Ltd.’s common stock trades on the NASDAQ Global Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
Statements of Operations	March 1, 2008	March 3, 2007	March 1, 2008	March 3, 2007
Net sales	$138,866	$133,894	$413,316	$411,045
Cost of sales	107,625	101,780	315,637	311,545

Gross profit	31,241	32,114	97,679	99,500
Selling, general, and administrative expenses	32,029	30,739	93,312	91,747
Gain on disposal of assets	(81)	(2,418)	(70)	(2,098)

Operating income (loss)	(707)	3,793	4,437	9,851

Other (income) expense:
Interest expense	1,371	1,169	5,615	4,211
Investment (income) loss	45	(71)	(571)	(885)
Foreign exchange (gain) loss	(249)	127	1,552	281
Retirement of long-term debt expenses	—	—	—	2,540
Other, net	25	(11)	33	2

Total other expense	1,192	1,214	6,629	6,149

Income (loss) from continuing operations before income taxes	(1,899)	2,579	(2,192)	3,702
Income tax provision	267	1,055	1,045	1,656

Income (loss) from continuing operations	(2,166)	1,524	(3,237)	2,046
Income (loss) from discontinued operations, net of tax	(10)	(487)	45	(1,026)

Net income (loss)	$(2,176)	$1,037	$(3,192)	$1,020

Net income (loss) per common share – basic:
Income (loss) from continuing operations	$(0.12)	$0.09	$(0.18)	$0.12
Income (loss) from discontinued operations	(0.00)	(0.03)	0.00	(0.06)

Net income (loss) per common share – basic	$(0.12)	$0.06	$(0.18)	$0.06

Net income (loss) per common share – diluted:
Income (loss) from continuing operations	$(0.12)	$0.09	$(0.18)	$0.12
Income (loss) from discontinued operations	(0.00)	(0.03)	0.00	(0.06)

Net income (loss) per common share – diluted	$(0.12)	$0.06	$(0.18)	$0.06

Weighted average number of shares:
Common shares – basic	14,805	14,559	14,790	14,493

Class B common shares – basic	3,048	3,048	3,048	3,048

Common shares – diluted (1)	14,805	17,732	14,790	17,638

Class B common shares – diluted	3,048	3,048	3,048	3,048

Dividends per common share	$0.020	$0.040	$0.100	$0.120

Dividends per Class B common share	$0.018	$0.036	$0.090	$0.108

(1)	Total common stock equivalents and Class B common stock for the three and nine months ended March 1, 2008, are excluded from the diluted earnings per share calculation because their impact would be anti-dilutive.

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except per share amounts)

	March 1, 2008	June 2, 2007
Assets
Current assets:
Cash and cash equivalents	$30,542	$17,436
Restricted cash	—	61,899
Receivables, less allowance of $1,602 and $ 1,574	104,463	105,709
Inventories	107,433	110,174
Prepaid expenses	4,663	5,129
Deferred income taxes	2,475	2,131
Current assets of discontinued operations held for sale	—	242

Total current assets	249,576	302,720

Non-current assets:
Property, plant and equipment, net	29,902	29,278
Goodwill	12,729	11,611
Other intangible assets, net	817	1,581
Non-current deferred income taxes	1,066	389
Assets held for sale	—	1,429
Other assets	1,597	2,058
Non-current assets of discontinued operations held for sale	—	5

Total non-current assets	46,111	46,351

Total assets	$295,687	$349,071

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$57,974	$55,530
Accrued liabilities	19,173	31,330
Current portion of long-term debt	—	65,711
Current liabilities of discontinued operations held for sale	—	2,737

Total current liabilities	77,147	155,308

Non-current liabilities:
Long-term debt, less current portion	65,683	55,683
Long-term income tax liabilities	6,848	—
Non-current liabilities	1,479	1,535

Total non-current liabilities	74,010	57,218

Total liabilities	151,157	212,526

Commitments and contingencies	—	—

Stockholders’ equity
Common stock, $0.05 par value; issued 15,929 shares at March 1, 2008 and 15,920 shares at June 2, 2007	797	796
Class B common stock, convertible, $0.05 par value; issued 3,048 at March 1, 2008 and 3,048 shares at June 2, 2007	152	152
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	119,626	118,880
Common stock in treasury, at cost, 1,112 shares at March 1, 2008 and 1,179 shares at June 2, 2007	(6,592)	(6,989)
Retained earnings	16,683	21,631
Accumulated other comprehensive income	13,864	2,075

Total stockholders’ equity	144,530	136,545

Total liabilities and stockholders’ equity	$295,687	$349,071

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended		Nine Months Ended
	March 1, 2008	March 3, 2007	March 1, 2008	March 3, 2007
Operating activities:
Net income (loss)	$(2,176)	$1,037	$(3,192)	$1,020
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	1,367	1,538	3,940	4,655
Gain on disposal of assets	(81)	(2,418)	(70)	(2,098)
Retirement of long-term debt expenses	—	—	—	2,540
Write-off of deferred financing costs	—	—	643	62
Stock compensation expense	176	198	523	774
Deferred income taxes	49	646	(930)	417
Receivables	2,401	1,708	7,801	5,016
Inventories	10,115	(6,966)	8,686	(14,797)
Accounts payable and accrued liabilities	(11,755)	(1,978)	(6,909)	(6,517)
Other liabilities	47	492	(130)	606
Other	(548)	116	(2,104)	(467)

Net cash provided by (used in) operating activities	(405)	(5,627)	8,258	(8,789)

Investing activities:
Capital expenditures	(301)	(1,991)	(4,193)	(4,716)
Proceeds from sale of assets	620	3,066	1,007	3,109
Contingent purchase price consideration	(160)	—	(160)	—
(Gain) loss on sale of investments	121	(10)	129	(670)
Proceeds from sales of available-for-sale securities	188	—	345	3,682
Purchases of available-for-sale securities	(31)	—	(188)	(182)

Net cash provided by (used in) investing activities	437	1,065	(3,060)	1,223

Financing activities:
Proceeds from borrowings	51,800	64,600	163,200	202,011
Payments on debt	(41,800)	(51,840)	(218,840)	(181,650)
Restricted cash	—	—	61,899	—
Proceeds from issuance of common stock	—	35	69	755
Cash dividends	(351)	(692)	(1,756)	(2,071)
Payments on retirement of long-term debt	—	(8,700)	—	(15,915)
Other	—	(16)	(95)	(674)

Net cash provided by financing activities	9,649	3,387	4,477	2,456

Effect of exchange rate changes on cash and cash equivalents	661	(72)	3,431	463

Increase (decrease) in cash and cash equivalents	10,342	(1,247)	13,106	(4,647)
Cash and cash equivalents at beginning of period	20,200	13,610	17,436	17,010

Cash and cash equivalents at end of period	$30,542	$12,363	$30,542	$12,363

Richardson Electronics, Ltd.

Unaudited Net Sales and Gross Profit

For the Third Quarter and First Nine Months of Fiscal 2008 and 2007

(In thousands)

By Business Unit:

	Net Sales			Gross Profit (1)
	FY 2008	FY 2007	% Change	FY 2008	GP% of Sales	FY 2007	GP% of Sales
Third Quarter
RF, Wireless & Power Division	$93,415	$89,241	4.7%	$20,990	22.5%	$20,576	23.1%
Electron Device Group	24,812	24,384	1.8%	7,954	32.1%	7,922	32.5%
Display Systems Group	19,609	19,592	0.1%	2,737	14.0%	4,713	24.1%
Corporate	1,030	677		(440)		(1,097)

Total	$138,866	$133,894	3.7%	$31,241	22.5%	$32,114	24.0%

	FY 2008	FY 2007	% Change	FY 2008	GP% of Sales	FY 2007	GP% of Sales
Nine Months
RF, Wireless & Power Division	$273,207	$270,567	1.0%	$62,457	22.9%	$62,431	23.1%
Electron Device Group	76,774	74,552	3.0%	24,471	31.9%	23,972	32.2%
Display Systems Group	59,871	62,801	(4.7)%	11,634	19.4%	14,870	23.7%
Corporate	3,464	3,125		(883)		(1,773)

Total	$413,316	$411,045	0.6%	$97,679	23.6%	$99,500	24.2%

Note:	Corporate consists of freight and other non-specific net sales.

(1)	Included in Gross Profit for the third quarter and first nine months of fiscal 2008 are inventory write-downs of $0.9 million in the RF, Wireless & Power Division and $1.9 million in the Display Systems Group.